UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

AMENDMENT NO. 1
TO
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(B) OR (G) OF THE
SECURITIES EXCHANGE ACT OF 1934

The Manitowoc Company, Inc.
(Exact name of registrant as specified in its charter)

Wisconsin	39-0448110
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2400 South 44th Street, Manitowoc, Wisconsin	54220
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock, $.01 par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file numbers to which this form relates:  Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

This amendment is being filed to update the description of shares of Common Stock of The Manitowoc Company, Inc. (the “Registrant”) from the Registrant’s original Form 8-A relating to the Common Stock, which was filed in 1972.

Item 1.  Description of Registrant’s Securities to be Registered

Our articles of incorporation provide that we have the authority to issue 150 million shares of $0.01 par value common stock and 3.5 million shares of $0.01 par value preferred stock.  The following summary of the material provisions of our common stock and preferred stock.  This summary does not purport to be exhaustive and is qualified in its entirety by reference to applicable Wisconsin law and our articles of incorporation and by-laws, which are incorporated by reference as an exhibit to this registration statement.

Common Stock

As of March 21, 2007, we had 62,353,178 shares of common stock issued and outstanding.  All of our issued and outstanding shares are fully paid and nonassessable (subject to the personal liability which may be imposed upon a shareholder of Wisconsin corporations by former Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, as judicially interpreted, for debts incurred prior to June 14, 2006 owing to employees for services performed, but not exceeding six months service in any one case).

After all cumulative dividends have been paid or declared and set apart for payment on any shares of preferred stock that are outstanding, our common stock is entitled to such dividends as may be declared from time to time by our board of directors in accordance with applicable law.

Except as provided under Wisconsin law and except as may be determined by our board of directors with respect to any series of preferred stock, only the holders of our common stock will be entitled to vote for the election of members to our board of directors and on all other matters. Holders of our common stock are entitled to one vote per share of common stock held by them on all matters properly submitted to a vote of shareholders, subject to Section 180.1150 of the Wisconsin Business Corporation Law. Please see “Certain Statutory Provisions - Control Share Voting Restrictions” below.  Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

All shares of our common stock are entitled to participate equally in distributions in liquidation, subject to the prior rights of any preferred stock that may be outstanding. Holders of our common stock have no preemptive rights to subscribe for or purchase our shares. There are no conversion rights, sinking fund or redemption provisions applicable to our common stock.

The transfer agent for our common stock is Computershare Trust Company, N.A.

Preferred Stock

Under our articles of incorporation, our board of directors has the authority, without further action by our shareholders, to issue up to 3.5 million shares of preferred stock in one or more series and to fix the variations in the powers, preferences, rights, qualifications, limitations or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common stock.  Our board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our common stock. As a result, preferred stock could be issued quickly with terms that will delay or prevent a change of control or make removal of management more difficult. In addition, the issuance of preferred stock may have the effect of decreasing the market price of our common stock and may adversely affect the voting and other rights of our common stock. At present, there are no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Common Stock Purchase Rights

We have entered into a rights agreement (the “Rights Agreement”), dated as of March 21, 2007, with Computershare Trust Company, N.A., pursuant to which each outstanding share of our common stock has an attached right to purchase one share of our common stock. Each share of our common stock subsequently issued prior to the expiration of the Rights Agreement will likewise have an attached right. Under circumstances described below, the rights will entitle the holder thereof to purchase additional shares of our common stock. In this registration statement, unless the context requires otherwise, all references to our common stock include the accompanying rights.

Currently, the rights are not exercisable and trade with our common stock. The rights will become exercisable only if a person or group has acquired, or announced an intention to acquire, 20% or more of our outstanding common stock.  The rights, until they are exercised, do not have voting or dividend rights.  The rights will expire on March 29, 2017, unless earlier redeemed or exchanged by the Company pursuant to the Rights Agreement.

If the rights become exercisable, each right, unless held by a person or group that beneficially owns more than 20% of our outstanding common stock, will initially entitle the holder to purchase one share of our common stock at a purchase price of $220.00, subject to adjustment. Under some circumstances, including the existence of a 20% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the right’s then-current exercise price, shares of our common stock having a market value of two times the exercise price. If another corporation acquires us after a party acquires 20% or more of our common stock, each holder of a right will be entitled to receive the acquiring corporation’s common shares having a market value of two times the exercise price.

Each right may be redeemed at a price of $0.01 until a party acquires 20% or more of our common stock and, after that time, may be exchanged for one share of our common stock per right until a party acquires 50% or more of our common stock. Under the Rights Agreement, our board of directors may reduce the thresholds applicable to the rights to not less than the greater of (i) the sum of ..001% and the largest percentage of the outstanding shares of common stock then known to the Registrant to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%.

The foregoing discussion is only a summary of the rights and the Rights Agreement, and is qualified in its entirety by reference to the Rights Agreement itself, which is incorporated by reference as an exhibit to this registration statement

Certain Statutory Provisions

Business Combination Statute.  Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of business combinations between a “resident domestic corporation” and an “interested shareholder.” A business combination is defined to include any of the following transactions:

•                                          a merger or share exchange;

•                                          a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the market value of the stock or consolidated assets of the resident domestic corporation or 10% of its consolidated earning power or income;

•                                          the issuance of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock of the resident domestic corporation;

•                                          the adoption of a plan of liquidation or dissolution; or

•                                          certain other transactions involving an interested shareholder.

A “resident domestic corporation” is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Securities Exchange Act and that, as of the relevant date, satisfies any of the following:

•                                          its principal offices are located in Wisconsin;

•                                          it has significant business operations located in Wisconsin;

•                                          more than 10% of the holders of record of its shares are residents of Wisconsin; or

•                                          more than 10% of its shares are held of record by residents of Wisconsin.

The Registrant is a resident domestic corporation for purposes of these statutory provisions.

An interested shareholder is defined to mean a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned 10% of the voting power of its then outstanding voting stock within the last three years.

Under this law, we cannot engage in a business combination with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested shareholder before such acquisition. We may engage in a business combination with an interested shareholder after the three-year period with respect to that shareholder expires only if one or more of the following conditions is satisfied:

•                                          the board of directors approved the acquisition of the stock prior to such shareholder’s acquisition date;

•                                          the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or

•                                          the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

Fair Price Statute.  The Wisconsin Business Corporation Law also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder and a resident domestic corporation such as us require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation, or is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation within the last two years. Any such business combination must be approved by 80% of the voting power of the resident domestic corporation’s stock and at least two-thirds of the voting power of its stock not beneficially owned by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

•                                          the aggregate value of the per share consideration is equal to the highest of:

•                                          the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;

•                                          the market value of the corporation’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

•                                          the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and

•                                          either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

Control Share Voting Restrictions.  Under Section 180.1150 of the Wisconsin Business Corporation Law, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation’s shareholders have approved restoration of the full voting power of the otherwise restricted shares.  The Registrant’s articles do not provide otherwise.

Defensive Action Restrictions.  Section 180.1134 of the Wisconsin Business Corporation Law provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following:

•                                          acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares; or

•                                          sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

We currently have more than three independent directors. The foregoing restrictions may have the effect of deterring a shareholder from acquiring our shares with the goal of seeking to have us repurchase such shares at a premium over market price.

Item 2.  Exhibits

See the exhibit index immediately following the signature page, which is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE MANITOWOC COMPANY, INC.

Date: March 22, 2007

	By:	/s/ Maurice D. Jones
Maurice D. Jones,
Senior Vice President, General Counsel and
Secretary

THE MANITOWOC COMPANY, INC.
FORM 8-A/A REGISTRATION STATEMENT

Exhibit Index

Exhibit	Description	Incorporated Herein by Reference To	Filed Herewith

3.1(a)	Amended and Restated Articles of Incorporation, as amended on November 5, 1984	Exhibit 3(a) to the Registrant’s Annual Report on Form 10-K for the year ended June 29, 1985

3.1(b)	Articles of Amendment, dated March 16, 2006, to the Amended and Restated Articles of Incorporation	Exhibit 99.1 to the Registrant’s Current Report on Form 8-K/A dated as of March 16, 2006

3.2	Restated By-Laws of the Registrant (as amended through May 3, 2005)	Exhibit 3(ii) to the Registrant’s Current Report on Form 8-K dated as of May 3, 2005

4.1	Articles III, V, and VIII of the Registrant’s Amended and Restated Articles of Incorporation	Exhibit 3(a) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 29, 1985

4.2	Rights Agreement dated March 21, 2007 between the Registrant and Computershare Trust Company, N.A.	Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-K filed on March 21, 2007

4.3	Five-Year $300 Million Revolving Credit Agreement, dated June 10, 2005, among the Registrant., the lenders party thereto, and JPMorgan Chase Bank, N.A. as the Administrative Agent and Collateral Agent	Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated as of June 10, 2005